EXHIBIT 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Digatrade Financial Corp. 1500 West Georgia Street, Suite 1300 Vancouver, BC V6G-2Z6

Item 2	Date of Material Change

January 28, 2022

Item 3	News Release
January 28, 2022 Dissemination via Sedar and under Form 6-K on Edgar

Item 4	Summary of Material Change

DIGATRADE: NOTICE OF CHANGE OF AUDITORS

Item5	Full Description of Material Change

5.1	Full Description of Material Change

DIGATRADE: NOTICE OF CHANGE OF AUDITORS

Vancouver, British Columbia / ACCESSWIRE / January 28, 2022 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, announced today that is has changed its auditors from WDM CPA LLP (“Former Auditor”) to Harborside CPA LLP (“successor Auditor”).

The Former Auditor resigned as auditor of the Company effective January 27, 2022 and the board of directors of the Company appointed the Successor Auditor as the Company auditor effective today, until the next Annual General Meeting of the Company.  The Company is grateful to WDM for its services during the past fifteen years.

There were no reservations in the Former Auditors reports on any if the Company’s audited financial statements and no reportable events between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the notice of change of auditor, together with the required letters form the former auditor and the successor auditor, have been reviewed by the audit committee and the board of directors and have been filed on Sedar.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary.  They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America.  Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

5.2	Disclosure for Restructuring Transactions

None

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7	Omitted Information

None

Item 8	Executive Officer

Brad J. Moynes, CEO +1(604) 200-0071

Item 9	Date of Report

January 28, 2022